Exhibit 99.4

TITAN TRADING ANALYTICS INC. Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249
TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

FOR IMMEDIATE RELEASE - Titan Trading Analytics Inc. Establishes FOREX Trading Account with Compo Investment Partners LP

EDMONTON, ALBERTA - (January 27th, 2010) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) reports that Compo Investment Partners LP (“Compo”) of New York has opened an institutional FOREX Trading account to be managed by the company’s wholly owned subsidiary, Titan Holdings USA LLC (“THU”). The account has been placed under the investment control of Titan’s Currency trading team, using Titan’s Trading Technology.  Under the terms of the forex trading agreement, THU and Compo will equally share the account’s profits.

Phil Carrozza, President of Titan stated, “Both our relationship and performance continues to grow with Compo, as evidenced by the forming of a Compo/Titan FOREX trading account. Our development, testing and trading team have provided the tools necessary to gain the confidence of Compo and its executive team. The automation of technical trading in the financial markets is a significant undertaking and we’re delighted to see the support of such a well respected group in Compo. We look forward to the continued growth and success of this ongoing relationship with Compo.”

About Compo
Compo Investment Partners LP, based in New York, New York is an incubator fund for emerging financial market managers as well as established institutional asset managers. Compo is run by Mr. Ron Shear, a Wall St veteran and founder of Carlin Financial Group.

About Titan
Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc. has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

Forward Looking Statements
Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Philip Carrozza, President
pcarrozza@titantrading.com
(780) 438-1239
www.titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.